UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Nuveen Multi-Market Income Fund

(Exact name of registrant as specified in its charter)

MASSACHUSETTS	41-1999198
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common shares of beneficial interest, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Amendment to Form 8-A

Nuveen Multi-Market Income Fund (the “Registrant”) hereby amends and adopts the Form 8-A filed by Nuveen Multi-Market Income Fund, Inc. (originally known as RAC Income Fund, Inc.) (the “Predecessor Registrant”) by replacing in its entirety Item 1 of Form 8-A with the following Item 1:

Item 1.	Description of Registrant’s Securities to be Registered.

Description of Common Shares

General.  The Registrant’s declaration of trust authorizes an unlimited number of common shares of beneficial interest, par value $0.01 per share (“common shares”). The Registrant’s common shares have equal rights with respect to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Registrant. The Registrant’s common shares, when issued, will be fully paid and non-assessable. The common shares have no preemptive, conversion or exchange rights, except as the trustees of the Registrant may in their discretion determine. Holders of whole common shares of the Registrant are entitled to one vote per share on any matter on which the shares are entitled to vote, while each fractional share is entitled to a proportional fractional vote. There are no rights to cumulative voting.

Distributions.  The Registrant will declare and pay regular monthly dividends. Dividends will be paid from net investment income, which includes all portfolio interest income less operating expenses and leverage costs, including interest costs on any borrowings. The Registrant seeks to pay out substantially all of its net investment income to holders of its common shares over time.

At least annually, the Registrant may elect to retain rather than distribute all or a portion of any net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) otherwise allocable to shareholders and pay federal income tax on the retained gain. As provided under federal income tax law, shareholders will include their share of the retained net capital gain in their income for the year as a long-term capital gain (regardless of their holding period in the shares), and will be entitled to an income tax credit or refund for the federal income tax deemed paid on their behalf by the Registrant.

At any time when preferred shares are outstanding, the Registrant may not declare a dividend or distribution to common shareholders (other than a dividend in common shares of the Registrant) or purchase its common shares unless all accumulated dividends on preferred shares have been paid, and unless asset coverage (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) with respect to preferred shares at the time of the declaration of such dividend or distribution or at the time of such purchase would be at least 200% after giving effect to the dividend or distribution or purchase price.

Dividend Reinvestment Plan.  If your common shares are registered directly with the Registrant or if you hold your common shares with a brokerage firm that participates in the Registrant’s dividend reinvestment plan (the “Plan”), your distributions, including any capital gain distributions, will automatically be reinvested in additional common shares under the Plan unless you request otherwise. If you elect not to participate in the Plan, or are not eligible to participate because your brokerage firm does not participate in the Plan, you will receive all distributions in cash paid by check mailed directly to you or your brokerage firm by State Street Bank and Trust Company, as dividend paying agent.

Under the Plan, the number of common shares you will receive will be determined as follows:

(1)	If the common shares are trading at or above net asset value at the time of valuation, the Registrant will issue new shares at a price equal to the greater of (i) net asset value per common share on that date or (ii) 95% of the market price on that date.

(2)	If common shares are trading below net asset value at the time of valuation, or if the Registrant should declare a distribution payable only in cash, State Street Bank and Trust Company (the “Plan Agent”) will receive the dividend or distribution in cash and will purchase common shares in the open market, on the New York Stock Exchange or elsewhere, for the participants’ accounts. It is possible that the market price for the common shares may increase before the Plan Agent has completed its purchases. Therefore, the average purchase price per share paid by the Plan Agent may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the dividend or distribution had been paid in common shares issued by the Registrant. The Plan Agent will use all dividends and distributions received in cash to purchase common shares in the open market within 30 days of the valuation date. Interest will not be paid on any uninvested cash payments. The Plan provides that if common shares start trading at or above net asset value before the Plan Agent has completed its purchases, the Plan Agent may cease purchasing common shares in the open market, and may invest the uninvested portion in new shares at a price equal to the greater of (i) net asset value per common share determined on the last business day immediately prior to the purchase date or (ii) 95% of the market price on that date.

You may withdraw from the Plan at any time by giving written notice to the Plan Agent. If you withdraw or the Plan is terminated, you will receive whole shares in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Agent will sell your shares and send you the proceeds, minus brokerage commissions and a $2.50 service fee.

The Plan Agent maintains all shareholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Common shares in your account will be held by the Plan Agent in non-certificated form. Any proxy you receive will include all common shares you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Agent when it makes open market purchases.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions.

As noted above, if you hold your common shares with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Registrant reserves the right to amend or terminate the Plan if in the judgment of the Board of Trustees the change is warranted. There is no direct service charge to participants in the Plan; however, the Registrant reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from State Street Bank and Trust Company, Attn: Computershare Nuveen Investments, P.O. Box 43071, Providence, Rhode Island 02940-3071, (800) 257-8787.

Certain Provisions in the Registrant’s Declaration of Trust and By-Laws

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Registrant. However, the Registrant’s declaration of trust contains an express disclaimer of shareholder liability for debts or obligations of the Registrant and requires that notice of such limited liability be given in each agreement, obligation or instrument entered into or executed by the Registrant or the trustees. The Registrant’s declaration of trust further provides for indemnification out of the assets and property of the Registrant for all loss and expense of any shareholder held personally liable for the obligations of the Registrant solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Registrant would be unable to meet its obligations. The Registrant believes that the likelihood of such circumstances is remote.

The Registrant’s declaration of trust includes provisions that could limit the ability of other entities or persons to acquire control of the Registrant or to convert the Registrant to open-end status. Specifically, the Registrant’s declaration of trust requires a vote by holders of at least two-thirds of the outstanding common shares and preferred shares, if any, voting as a single class, except as described below, to authorize (1) a conversion of the Registrant from a closed-end to an open-end investment company, (2) a merger or consolidation of the Registrant with any corporation, association, trust or other organization or a reorganization of the Registrant or a series or class of the Registrant, (3) a sale, lease or transfer of all or substantially all of the Registrant’s assets (other than in the regular course of the Registrant’s investment activities), (4) in certain circumstances, a termination of the Registrant, or (5) a removal of trustees by shareholders, and then only for cause, unless, with respect to (1) through (4), such transaction has already been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Registrant’s declaration of trust or the Registrant’s by-laws, in which case the affirmative vote of the holders of at least a majority of the Registrant outstanding common shares and preferred shares, if any, voting as a single class, is required, provided, however, that, where only a particular class or series is affected (or, in the case of removing a trustee, when the trustee has been elected by only one class), only the required vote by the applicable class or series will be required. Approval of shareholders is not required, however, for any transaction, whether deemed a merger, consolidation, reorganization or otherwise, whereby the Registrant issues shares in connection with the acquisition of assets (including those subject to liabilities) of any other investment company or similar entity. In the case of the conversion of the Registrant to an open-end investment company, or in the case of any of the foregoing transactions constituting a plan of reorganization (as that term is used in the 1940 Act) which adversely affects the holders of preferred shares, if any, the action in question will also require the affirmative vote of the holders of at least two-thirds of the Registrant’s preferred shares outstanding at the time, if any, voting as a separate class, or, if such action has been authorized by the affirmative vote of two-thirds of the total number of trustees fixed in accordance with the Registrant’s declaration of trust or the Registrant’s by-laws, the affirmative vote of the holders of at least a majority of the Registrant’s preferred shares outstanding at the time, if any, voting as a separate class. None of the foregoing voting provisions may be amended or repealed except by the vote of at least two-thirds of the common shares and preferred shares, if any, voting as a single class. The votes required to approve the conversion of the Registrant from a closed-end to an open-end investment company or to approve transactions constituting a plan of reorganization which adversely affects the holders of preferred shares, if any, are higher than those required by the 1940 Act. The Registrant’s Board of Trustees believes that the provisions of the Registrant’s declaration of trust relating to such higher votes are in the best interests of the Registrant.

The Registrant’s declaration of trust provides that the obligations of the Registrant are not binding upon the Registrant’s trustees individually, but only upon the assets and property of the Registrant, and that the trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Registrant’s declaration of trust, however, protects a trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

In addition, the Registrant’s by-laws require the Board of Trustees be divided into three classes with staggered terms. This provision of the by-laws could delay for up to two years the replacement of a majority of the Board of Trustees.

The provisions of the Registrant’s declaration of trust and by-laws described above could have the effect of depriving the common shareholders of opportunities to sell their common shares at a premium over the then-current market price of the common shares by discouraging a third party from seeking to obtain control of the Registrant in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a third party. They provide, however, the advantage of potentially requiring persons seeking control of the Registrant to negotiate with its management regarding the price to be paid and facilitating the continuity of the Registrant’s investment objective and policies. The Registrant’s Board of Trustees has considered the foregoing anti-takeover provisions and concluded that they are in the best interests of the Registrant.

The Registrant’s declaration of trust provides that common shareholders shall have no right to acquire, purchase or subscribe for any shares or securities of the Registrant, other than such right, if any, as the Registrant’s Board of Trustees in its discretion may determine.

Reference should be made to the Registrant’s declaration of trust, which is filed as an exhibit hereto, for the full text of these provisions.

Repurchase of Common Shares; Conversion to Open-End Fund

The Registrant is a closed-end management investment company, and as such its shareholders do not have the right to cause the Registrant to redeem their common shares. Instead, the common shares of the Registrant trade in the open market at a price that is a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, dividend stability, portfolio credit quality, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because common shares of closed-end management investment companies may frequently trade at prices lower than net asset value, the Registrant’s Board of Trustees has determined that, at least annually, it will consider action that might be taken to reduce or eliminate any material discount to net asset value in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares at net asset value, or the conversion of the Registrant to an open-end investment company. There is no assurance that the Registrant’s Board of Trustees will decide to take any of these actions, or that share repurchases or tender offers will actually reduce market discount.

Notwithstanding the foregoing, at any time when the Registrant’s preferred shares are outstanding, if any, the Registrant may not purchase, redeem or otherwise acquire any of its common shares unless (1) all accumulated but unpaid preferred shares dividends due to be paid have been paid and (2) at the time of such purchase, redemption or acquisition, the net asset value of the Registrant’s portfolio (determined after deducting the acquisition price of the common shares) is at least 200% of the liquidation value (expected to equal the original purchase price per share plus any accumulated but unpaid dividends thereon) of the outstanding preferred shares.

If the Registrant converted to an open-end investment company, it would be required to redeem all its preferred shares then outstanding, if any (requiring in turn that it liquidate a portion of its investment portfolio), and the common shares would no longer be listed on an exchange. In contrast to a closed-end management investment company, shareholders of an open-end management investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less any redemption charge that is in effect at the time of redemption. See “Certain Provisions in the Registrant’s Declaration of Trust and By-Laws” above for a discussion of the voting requirements applicable to the conversion of the Registrant to an open-end management investment company.

Before deciding whether to take any action if the common shares trade below net asset value, the Board of Trustees would consider all relevant factors, including the extent and duration of the discount, the liquidity of the Registrant’s portfolio, the impact of any action that might be taken on the Registrant or its shareholders, and market considerations. Based on these considerations, even if the Registrant’s common shares should trade at a discount, the Board of Trustees may determine that, in the interest of the Registrant, no action should be taken.

Item 2.	Exhibits.

1	Declaration of Trust of Registrant, dated April 30, 2014.

2	By-Laws of Nuveen Taxable Closed-End Funds Organized as Massachusetts Business Trusts, Amended and Restated as of November 18, 2009 and adopted with respect to the Registrant on June 18, 2014.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:      November 19, 2014

NUVEEN MULTI-MARKET INCOME FUND

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary